Exhibit 23
Consent of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the YUM! Brands 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-36893, 333-32048, and 333-109300) on Form S-8 of YUM! Brands, Inc. of our report dated June 29, 2017, with respect to the statements of net assets available for benefits of the YUM! Brands 401(k) Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the YUM! Brands 401(k) Plan.

/s/ KPMG LLP
Louisville, Kentucky
June 29, 2017